Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013

February 12, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boulevard Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-193320

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several Underwriters, hereby join in the request of Boulevard Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. Eastern Time on February 12, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated January 31, 2014, as amended on February 12, 2014:

(i)            Dates of distribution: February 3, 2014  through the date hereof

(ii)           Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)          Number of prospectuses furnished to investors: approximately 441

(iv)          Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 15

We, the undersigned, as representative of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIBANK GLOBAL MARKETS INC.,
Acting severally on behalf of itself and the several underwriters,

By:	/s/ Alex Duka
Name:	Alex Duka
Title:	Managing Director
Date:	February 12, 2014

cc:	Bruce Mendelsohn, Akin Gump Strauss Hauer & Feld LLP
Joe Herz, Greenberg Traurig LLP